SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Proxy Statement dated December 26, 2007 for the Company’s Annual General Meeting to be held on January 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: December 27, 2007	By:	/s/ Albert A. Gabrielli
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Proxy Statement issued by the Company on December 26, 2007 for the Company’s Annual General Meeting to be held on January 31, 2008.

3

Exhibit 99.1

VIRYANET LTD.

NOTICE OF AN ANNUAL GENERAL SHAREHOLDERS MEETING

TO BE HELD ON JANUARY 31, 2008, AT 10:00 A.M., EASTERN DAYLIGHT TIME,

AT THE OFFICES OF VIRYANET, INC.

Dear Shareholders:

Notice is hereby given of the Annual General Shareholders Meeting (the “Meeting”) of ViryaNet Ltd. (the “Company”) to be held on January 31, 2008, at 10:00 a.m., eastern daylight time, at the principal executive offices of ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts, for the purposes of considering and acting on the following matters:

(i) To elect the panel of four (4) directors to the Board of Directors of the Company, each director individually to serve until his respective successor is elected and qualified. Ms. Ronit Lerner and Dr. Arie Ovadia, who were elected as external directors at a previous annual meeting of the Company pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), will continue to serve their three (3) year term (from the date of their election) as external directors of the Company.

(ii) That Kost, Forer, Gabbay & Kasierer (a member of Ernst and Young Global) be appointed as the independent auditors of the Company for the 2007 fiscal year, and that the Audit Committee of the Board of Directors is authorized to fix the remuneration of the auditors in accordance with the nature of their services.

(iii) To approve an amendment to the Company’s Articles of Association (the “Articles”) by increasing the authorized share capital of the Company by 10,000,000 NIS (consisting of 2,000,000 Ordinary Shares of NIS 5.0 per share), and to amend the Articles accordingly.

(iv) To amend the Company’s 2005 Share Option Plans (the “Plans”) by increasing the number of restricted shares and share options reserved in the Plans by 200,000.

(v) Subject to the approval of the resolution set forth in item (iv) above, to issue to the directors of the Company restricted shares of the Company subject to certain restrictions.

(vi) To authorize the Board of Directors to consummate an equity and convertible note financing which exceeds 20% of the Company’s issued share capital, subject to the terms and conditions set forth in this Proxy Statement.

Please see the attached Proxy Statement for further details regarding the foregoing. Whether or not you plan to attend the meeting, it is important that your shares are represented. Accordingly, please mark, sign and date the enclosed proxy card and return it in the accompanying envelope, or, follow the instructions on the face of the proxy card to vote your shares by phone.

Sincerely yours,

Memy Ish-Shalom

President and Chief Executive Officer

VIRYANET LTD.

8 HaMarpe St., Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 31, 2008

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of ViryaNet Ltd. (“ViryaNet” or the “Company”) of proxies in the form enclosed to be voted at the Annual General Meeting of the shareholders of the Company (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders of the Company. The Annual General Meeting will be held on January 31, 2008, at 10:00 a.m., eastern daylight time, at the offices of ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts. The Company’s mailing address in the United States is ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts, 01745, and its telephone numbers are (972)-2-584-1000 in Israel, and (508) 490-8600 in the United States.

As of December 26, 2007 (the “Record Date”), the Company had 2,671,674 shares outstanding consisting of 2,344,876 Ordinary Shares par value New Israeli Shekel (NIS) 5.0 per share and 326,798 Preferred A Shares par value NIS 5.0 per share (collectively, the “Shares”). Each Share entitles the holder thereof to one vote with respect to each of the matters submitted to the shareholders at the Annual General Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting and any postponements or adjustments thereto.

It is proposed that at the Annual General Meeting, the following resolutions be adopted:

(i) To elect the panel of four (4) directors to the Board of Directors of the Company, each director individually to serve until his respective successor is elected and qualified. Ms. Ronit Lerner and Dr. Arie Ovadia, who were elected as external directors at a previous annual meeting of the Company pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), will continue to serve their three (3) year term (from the date of their election) as external directors of the Company.

(ii) That Kost, Forer, Gabbay & Kasierer (a member of Ernst and Young Global) be appointed as the independent auditors of the Company for the 2007 fiscal year, and that the Audit Committee of the Board of Directors is authorized to fix the remuneration of the auditors in accordance with the nature of their services.

(iii) To approve an amendment to the Company’s Articles of Association (the “Articles”) by increasing the authorized share capital of the Company by 10,000,000 NIS (consisting of 2,000,000 Ordinary Shares of NIS 5.0 per share), and to amend the Articles accordingly.

(iv) To amend the Company’s 2005 Share Option Plans (the “Plans”) by increasing the number of restricted shares and share options reserved in the Plans by 200,000.

(v) Subject to the approval of the resolution set forth in item (iv) above, to issue to the directors of the Company restricted shares of the Company subject to certain restrictions.

(vi) To authorize the Board of Directors to consummate an equity and convertible note financing which exceeds 20% of the Company’s issued share capital, subject to the terms and conditions set forth in this Proxy Statement.

In addition, in the Annual General Meeting, the Directors will review the Management’s report on the business of the Company for the year ended December 31, 2006, as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, and will answer appropriate questions relating thereto.

At the Annual General Meeting, the Board of Directors will propose for shareholder approval all other matters being considered at the Meeting. A resolution shall be deemed adopted if approved by a majority of the votes cast at the Meeting in person or by proxy and voting thereon.

The Company’s Annual Report on Form 20-F, containing audited financial statements for the fiscal year ended December 31, 2006 can be found in the Company’s website at the following link: http://www.viryanet.com/company/investors, or alternatively, you may contact the Company if you wish to receive a printed version of the Company’s Annual Report. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed hereto.

Any shareholder who executes and delivers a proxy may revoke it at any time before the effective exercise thereof by delivery to the Company at its United States mailing address listed above or its transfer agent, at least twenty-four (24) hours before the commencement of the Meeting or adjourned Meeting, of either a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the meeting, and also wishes to vote in person, may do so by revoking their proxy. Each form of proxy which is properly executed and returned to the Company prior to the meeting will be voted in the manner instructed by the shareholder executing it or, if no instructions are given, will be voted in favor of all of the matters to be presented at the Meeting, as described herein. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board of Directors. Subject to the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s transfer agent or at the Company’s United States mailing address listed above at least 24 hours prior to the Meeting to be validly included in the tally of Shares voted at the Meeting.

It is anticipated that this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about December 28, 2007. In addition to solicitation by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, telegram, telecopier or other personal contact. None of the officers, directors, employees or agents involved in any solicitation will receive additional compensation for such solicitation. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

The presence in person, or by proxy, or as deemed by the Companies Law to be present of two (2) or more shareholders of the Company, holding, in the aggregate, at least thirty-three and one-third percent (33  1/3%) of the Shares entitled to vote at the Annual General Meeting will constitute a quorum at the Annual General Meeting. If a quorum is not present at the scheduled time and date of the Meeting, the Meeting shall be either (i) adjourned to the same day of the week in the next following week at the same scheduled place and time of day as the adjourned meeting, unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday; or (ii) adjourned to any other day, hour and/or place as the Board of Directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the appointed start time of the meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the Meeting was convened.

If the accompanying proxy card is properly signed and returned to the transfer agent or the Company at its United States mailing address and not revoked, it will be voted in accordance with the instructions contained therein. Votes that are withheld will be excluded entirely from the counted votes. Other than for the election of individual directors, proxies may be marked as abstaining on any matter to be acted upon by shareholders. Votes withheld, abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting will not be counted as votes cast on such matters. A “non-vote” occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

ITEM 1

ELECTION OF DIRECTORS

The Articles of Association of the Company provide that our Board of Directors shall be composed of no more than nine (9) members and no fewer than three (3) members. At this time, management is recommending the four (4) nominees named in the following table for election as directors (each a “Director Nominee” and collectively, the “Director Nominees”). Currently, all such Director Nominees serve as directors of the Company. Unless authority to vote for the confirmation of the Director Nominees is withheld, the shares represented by all proxies received by the Board of Directors will be voted for the Director Nominees. If elected, each of the Director Nominees shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company. Ms. Ronit Lerner and Dr. Arie Ovadia, who were elected as external directors at a previous annual meeting of the Company pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), will continue to serve their three (3) year term (from the date of their election) as external directors of the Company.

In the event any of the Director Nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the Director Nominees, if elected, would be unable to serve as a director.

Nominees for the Board of Directors

The name of each of Director Nominee, his present position with the Company, and the year in which he first became a director of the Company, where applicable, are as follows:

Name of Nominee	Current Position with the Company	Commencement of Directorship
Samuel I. HaCohen	Chairman of the Board of Directors	March 1988

Vladimir Morgenstern	Director	July 1999

Manuel Sanchez Ortega	Director	October 2003

Nati Perry	Director	December 2007

The background of each Director Nominee is as follows:

Samuel I. HaCohen co-founded ViryaNet in March 1988. Since March 1988, Mr. HaCohen has served as our chairman of the board of directors. From March 1988 until February 2001, Mr. HaCohen served as our chief executive officer and as the chairman of the board of directors. Before co-founding ViryaNet, Mr. HaCohen held senior systems management positions at John Bryce Systems Ltd., a software company, and the Hadassah Hospital, Jerusalem. Mr. HaCohen holds a Bachelor of Science degree in computer science and statistics from the Hebrew University of Jerusalem and has completed all course work for a Master of Science in statistics from the Hebrew University of Jerusalem.

Vladimir Morgenstern co-founded the Company with Mr. HaCohen. He has served as one of the Company’s directors since July 1999. Mr. Morgenstern currently serves as a business and technology advisor to several start-up companies. From November 1999 until October 2001, Mr. Morgenstern served as the Company’s executive vice president, corporate programs. Mr. Morgenstern served as the Company’s technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science degree in applied mathematics.

Manuel Sanchez Ortega has served as a director of ViryaNet since October 2003. Mr. Sanchez currently serves as the chairman and chief executive officer of Telvent GIT, S.A. (Nasdaq: TLVT), a global information technology company based in Madrid, Spain. From 2000 to 2001, Mr. Sanchez was the general manager of Telvent Energia Y Medio Ambiente, a subsidiary of Telvent focused on the energy and environmental markets. From 1995 to 1999, Mr. Sanchez was the general manager for Telvent Mexico. Prior to his employment with Telvent Mexico, Mr. Sanchez served as a manager in Telvent Energia y Medio Ambiente. Mr. Sanchez received a Bachelor of Science degree in electrical engineering from the Universidad Pontificia Comillas (ICAI) of Madrid, and a Masters degree in Business Administration from the IPADE of Mexico.

Nati Perry has served as a director of ViryaNet since December 2007. Mr. Perry is the former founder and chief executive officer of Barak I.T.C., a leading ISP and telephony company based in Israel. Prior to becoming chief executive officer, Mr. Perry also served as the chief operating officer, and vice president of engineering since founding Barak I.T.C in 1997. Prior to Barak I.T.C., Mr. Perry was with the Israeli Air Force since 1984 and served as the head of several departments of the Air Force including communications, planning and logistics. Mr. Perry received his Bachelor of Science degree in electrical engineering from Ben-Gurion University of Negev, Israel in 1981, and his Master of Science degree in Teleprocessing from USM University in the United States in 1984.

Alternate Directors

The Articles of Association of ViryaNet provide that a director may appoint, by written notice to the Company, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director of ViryaNet. Any alternate director will have all of the rights and obligations of the director appointing him or her. The alternate director may not act at any meeting at which the director appointing him or her is present. An alternate director may act as the alternate for only one director. Unless the time period or scope of any such appointment is limited by the appointing director, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. Currently, no alternate directors have been appointed.

Delegation of Power

Subject to the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

The Board of Directors recommends a vote FOR all of the Directors Nominees.

ITEM 2

APPOINTMENT OF AUDITORS

At the Annual General Meeting, Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, will be nominated by the Company to serve as the independent auditors of the Company for the year ending December 31, 2007. Other than serving as the Company’s current independent auditors, Kost, Forer, Gabbay & Kasierer has no relationship with the Company or any affiliate of the Company.

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, appointed as the Company’s independent auditors for the fiscal year ending December 31, 2007, and that the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the nature of their services.”

The Board of Directors recommends a vote FOR the appointment of Kost, Forer, Gabbay & Kasierer as independent auditors of the Company.

ITEM 3

INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL

The Company’s current authorized share capital, as set forth in Article 4 of the Company’s Articles, is 25,000,000 New Israeli Shekels (“NIS”), divided into 4,600,000 Ordinary Shares and 400,000 Preferred A Shares, each having a nominal value of NIS 5.0 per share.

The Board of Directors of the Company recommends that (i) the Company’s authorized share capital shall be increased by 10,000,000 NIS (consisting of 2,000,000 Ordinary Shares), from 25,000,000 NIS (consisting of 4,600,000 Ordinary Shares and 400,000 Preferred A Shares) to a total 35,000,000 NIS (consisting of 6,6000,000 Ordinary Shares and 400,000 Preferred A Shares), and (ii) that the Company’s Articles of Association are amended such that Article 4 of the Articles of Association shall read as follows:

“4. The share capital of the Company shall consist of NIS 35,000,000 consisting of 6,600,000 Ordinary Shares (the “Ordinary Shares”), each having a nominal value of NIS 5.0 per share and 400,000 Preferred A Shares (the “Preferred Shares”), each having a nominal value of NIS 5.0 per share. The powers, preferences, rights, restrictions, and other matters relating to the Ordinary Shares are as set forth in the following Articles. Warrants and options shall not be considered as shares for purposes of these Articles. The Ordinary Shares all rank pari passu in all respects except as set forth in the warrant itself.”

The Board of Directors will present the following ordinary resolution at the Annual General Meeting:

“RESOLVED, that following the recommendation by the Board of Directors of the Company, the Company’s authorized capital shall be increased by 10,000,000 NIS (consisting of 2,000,000 Ordinary Shares having a nominal value of NIS 5.0), from 25,000,000 NIS (consisting of 4,600,000 Ordinary Shares and 400,000 Preferred A Shares, each having a nominal value of NIS 5.0) to a total 35,000,000 NIS (consisting of 6,600,000 Ordinary Shares and 400,000 Preferred A Shares, each having a nominal value of NIS 5.0), and that the Company’s Articles of Association shall be amended accordingly”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF ITEM 3.

ITEM 4

AMENDMENTS TO THE COMPANY’S 2005 SHARE OPTION PLANS INCREASING

THE AGGREGATE NUMBER OF OPTIONS AVAILABLE FOR GRANT BY A TOTAL OF 200,000.

The Company’s 2005 Share Option Plans (the “Plans”) serve as a means of attracting and retaining highly qualified directors and employees by aligning their interests with those of the Company’s other shareholders. It has become common practice for companies in high-tech industries, many of which compete with the Company for attracting and retaining highly qualified directors and employees, to offer such directors and employees restricted shares or share options to purchase a large number of shares of the capital stock of such companies.

As of December 26, 2007, 8,489 restricted shares or share options remain available for grant under the Plans (without taking into effect the proposed grants set forth in Item 5 below). Thus, the Board of Directors is seeking to increase the number of restricted shares or share options authorized to be granted under the Plans by 200,000, in order to allow the Company to remain competitive with such other companies in attracting and retaining highly qualified employees by granting such employees restricted shares or share options to purchase a larger number of Ordinary Shares.

The Board of Directors will present the following ordinary resolution at the Annual General Meeting:

“RESOLVED, that the Company’s 2005 Share Option Plans (the “Plans”) shall be amended such that the number of restricted shares and share options available for grant under such Plans shall be increased as set forth in Item 4 of the Proxy Statement of the Company dated December 26, 2007.”

The Board of Directors recommends a vote FOR the approval of the amendment to the terms of the Plans by increasing the number of restricted shares and share options available for issuance under the Plans.

ITEM 5

APPROVAL OF THE GRANT OF RESTRICTED SHARES TO DIRECTORS

OF THE COMPANY

The Company’s success depends to a significant extent on the performance of its Directors. The loss of the services of such Directors could have an adverse effect on the Company. In recognition of the importance of these Directors to the Company, the Board and its Audit Committee have approved, the grant of restricted shares to the following Directors under the terms of the Company’s 2005 Share Option Plans, as follows:

Director	Number of Restricted Shares to be granted	Restricted Period
Samuel HaCohen	30,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

Vladimir Morgenstern	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

Mr. Arie Ovadia	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

Manuel Sanchez Ortega	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

Ronit Lerner	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

Nati Perry	20,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

(*)	The date of grant shall be the date shareholder approval is provided and the fair market value for these Restricted Shares will be equal to the closing price for the Company’s Ordinary Shares on the Over-the-Counter Bulletin Board (“OTCBB”) on the date of grant. All Restricted Shares shall be released from the Restricted Period immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of the Company’s equity or voting power by any shareholder or group of shareholders.

The Board of Directors and the Audit Committee will present the following resolution at the Annual General Meeting:

“RESOLVED, that following the approval and recommendation by the Board of Directors of the Company and the Audit Committee of the Board of Directors, in compliance with the requirements of the Companies Law, directors of the Company will be granted Restricted Shares of the Company as set forth in Item 5 of the Proxy Statement of the Company dated December 26, 2007.”

The Board of Directors recommends a vote FOR the approval of the grant of Restricted Shares to directors.

ITEM 6

AUTHORIZATION OF THE BOARD OF DIRECTORS TO CONSUMMATE AN EQUITY AND CONVERTIBLE NOTE FINANCING WHICH WOULD EXCEED 20% OF THE COMPANY’S ISSUED SHARE CAPITAL, SUBJECT TO CERTAIN TERMS AND CONDITIONS

The Company’s success depends to a significant extent on its ability to raise additional financing which will be used for general corporate purposes, to strengthen the Company’s liquidity and financial flexibility, and to support future growth opportunities. As such, the Company believes that it is in its best interests to consummate the equity and note financing described below (the “New Investment”).

On December 19, 2007 the Company signed with Lewis Opportunity Fund Ltd., LAM Opportunity Fund Ltd., and W. A. Lewis IV (the “Investors”) agreements which include (i) an investment of $600,000 in the Company’s Ordinary Shares at a purchase price of $1.65 per Ordinary Share (the “Equity Investment”), (ii) a non-interest bearing convertible note of up to $600,000 which is not subject to repayment by the Company and may be converted into Ordinary Shares at the discretion of the Investors at any time at an exercise price of $1.65 per Ordinary Share (the “Note”), (iii) the issuance of warrants to the Investors to invest an aggregate of $1,200,000 in the Company’s Ordinary Shares, for an exercise price of $2.00 per share, such warrants to be exercisable by the Investors within a term of 3 years after the issuance thereof (the “Warrants”) of which 50% of the Warrants amounts are callable by the Company when all shares issued in connection with the New Investment are registered with the SEC, and (iv) Registration Rights Agreements in which the Company agrees to use best efforts to register all securities underlying the New Investment within 180 days of the closing of the New Investment.

The Company has signed and consummated under the initial closing funds related to the Equity Investment, and received a portion of the loan under the Note (approximately $161,000) (such portion, the “Initial Note Portion”) as the shares issued or issuable in connection with the Equity Investment and the Initial Note Portion represent less than 20% of the Company’s issued share capital and as such do not require shareholders approval.

However, since the issuance of more than 20% of the Company’s issued share capital requires shareholders’ approval, the remaining portions of the New Investment (i.e., the balance of the Note which exceeds the Initial Note Portion (approximately $439,000) and the Warrants) are subject to the approval of the Company’s Shareholders and the Company is requesting that the Board of Directors be authorized to consummate the remaining portions of the New Investment under the terms set forth above.

In addition to the balance of the New Investment by the Investors that exceeds 20% of the Company’s outstanding shares and for which the Company is seeking shareholders’ approval (as explained in the paragraph above), the Company is also seeking shareholders’ approval for an additional investment of up to $500,000 by existing shareholder or shareholders of the Company, which may include, but are not limited to, Jerusalem High Tech Founders Ltd. and the investment arm of Telvent GIT S.A. (each investor participating in such additional investment, an “Additional Investor”). Jerusalem High Tech Founders Ltd. is controlled by Mr. Samuel HaCohen, the Company’s Chairman of the Board, and Mr. Vladimir Morgenstern (a member of the Company’s Board of Directors) has an economic interest in such company. Mr. Manuel Sanchez Ortega, currently a member of the Company’s Board of Directors, is the Chairman of the Board of Directors and Chief Executive Officer of Telvent GIT S.A. The terms of the additional investment by any Additional Investor shall be the same as the terms of the Equity Investment by the Investors including registration rights and the issuance of warrants to purchase additional Ordinary Shares of the Company.

The Company intends to consummate the New Investment (including the investment by the Additional Investors) by no later than sixty (60) days after the date of the Meeting.

The Board of Directors of the Company believes that raising such funds is of the Company’s best interests.

The Board of Directors will present the following ordinary resolution at the Annual General Meeting:

“RESOLVED, that following the approval and recommendation by the Board of Directors of the Company, in compliance with the requirements of the Companies Law, the Board of Directors of the Company shall be authorized to consummate the New Investment and the additional investment with the Additional Investors as set forth in Item 6 of the Company’s Proxy Statement dated December 26, 2007.”

The Board of Directors recommends a vote FOR the approval of the authorization of the Board of directors to consummate such equity investment.

ADDITIONAL MATTERS FOR DISCUSSION

CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2006

The Company’s Annual Report on Form 20-F for the year ended December 31, 2006 can be found in the Company’s website at the following link:http://www.viryanet.com/company/investors. Alternatively, you may contact the Company if you wish to receive a printed version of the Company’s Annual Report. The Company’s Consolidated Financial Statements for the year ended December 31, 2006 are included in such report. At the Meeting, the Directors will review the Management’s report on the business of the Company for the year ended December 31, 2006, as presented in the Company’s Annual Report for the year ended December 31, 2006, and will answer appropriate questions relating thereto.

OTHER BUSINESS

Management of the Company knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

Memy Ish-Shalom

President and Chief Executive Officer

December 26, 2007